FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  February 2009

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

Teva Provides 2009 Financial Outlook

Jerusalem, Israel, February 17, 2009 - On its conference call today, Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) provided current expectations for its financial performance in 2009.

For the full year, Teva expects net sales to be between $14.1 billion and $14.6 billion, with non-GAAP earnings per share (EPS) to be in the range of $3.20 to $3.40.  Teva expects the second half of 2009 to be stronger than the first half with quarterly net sales and EPS results to improve sequentially.

As it has done in the past, in 2009, Teva will present both GAAP results and non-GAAP results.  However, starting with the results of the first quarter of 2009, Teva`s non-GAAP presentation (including the above guidance) will exclude the after-tax impact of amortization of intangible assets in addition to the following items Teva has excluded from its non-GAAP results in previous periods, as applicable:

●        Purchase accounting adjustments related to acquisitions, including write-offs of in-process R&D and inventory step-ups;

●        Restructuring charges related to efforts to rationalize and integrate Teva`s operations on a global basis;

●        Impairment charges (including product rights and financial assets);

●        Material litigation awards or settlements and tax settlements;

●        Other items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis; and

●        Income tax effects of the items excluded.

Known adjustments to Teva`s GAAP results in 2009 include:

●        Amortization of intangible assets in the amount of approximately $477 million, or $0.52 per share;

●        Inventory step-up in the amount of approximately $270 million, or $0.30 per share; and

●        Related tax benefit of approximately $250 million, or $0.27 per share.

Without the exclusion of the above mentioned figures, GAAP EPS is expected to be in the range of $2.65 to $2.85. Please see the tables below for a reconciliation of the non-GAAP guidance to GAAP.

The non-GAAP data presented by Teva - after these exclusions - are the results used by Teva`s management and board of directors to evaluate the operational performance of the company, to compare against the company`s work plans and budgets, and ultimately to evaluate the performance of management.  Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.

In order to facilitate a comparison between Teva`s results as reported to date and its non-GAAP results going forward, a reconciliation of reported GAAP amounts to the non-GAAP financial measures reflecting all adjustments listed above (as applicable) for Teva`s quarterly and annual financial results for 2006, 2007 and 2008 can be found on Teva`s website at www.tevapharm.com.

Reconciliation between previous non-GAAP presentation method and new non-GAAP presentation method in 2009 guidance:

Non-GAAP EPS guidance (old presentation method)		$2.85-$3.05

Amortization of intangible assets	~$477 million	~$0.52
Related tax effect	~$157 million	~$0.17

Non-GAAP EPS guidance (new presentation method)		$3.20 - $3.40

Reconciliation of known adjustments in 2009 between non-GAAP guidance and GAAP EPS:

Non-GAAP EPS guidance (new presentation method)		$3.20 - $3.40

Amortization of intangible assets	~$477 million	~$0.52
Inventory step-up	~$270 million	~$0.30
Related tax effect	~$250 million	~$0.27

GAAP EPS		$2.65 - $2.85

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva`s sales are in North America and Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: February 17, 2009

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